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Exhibit 12

PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2003	2002		2001		2000	1999
Earnings available to cover fixed charges:
Income before income taxes and minority interest	$468	$164		$443		$308	$294
Plus: Fixed charges	278	221		295		261	153

Earnings available to cover fixed charges	$746	$385		$738		$569	$447

Fixed charges (a):
Interest, including amortization of deferred financing costs	$265	$210	(b)	$283	(c)	$156	$133
Interest portion of rental payment	13	11		12		11	10

Total fixed charges	$278	$221		$295		$167	$143

Ratio of earnings to fixed charges	2.68x	1.74x		2.50x		3.41x	3.13x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.
(b)
Consists of $201 million of interest expense related to management and mortgage programs and $9 million of interest expense incurred on an intercompany loan from Cendant.
(c)
Consists of $258 million of interest expense related to management and mortgage programs and $25 million of interest expense incurred on an intercompany loan from Cendant.

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  Exhibit 12
PHH Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)